UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

 United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

                                                                                  Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

CORPORATE DIRECTION OF SOCIAL COMMUNICATION

PRESS RELEASE NUM.	196/2006

DATE: 10/26/06

ESTEBAN LEVÍN, APPOINTED PEMEX’S NEW CHIEF FINANCIAL OFFICER

The Board of Directors of Petróleos Mexicanos appointed Esteban Levín Balcells to serve as the new Chief Financial Officer, replacing Juan José Suárez Coppel, who resigned from the position in October 2006, due to personal reasons.

Levín Balcells, who began working for PEMEX in January 2002, has worked as a consultants’ coordinator for the Chief Financial Officer, and has served as Acting Deputy Director of Financial Information Systems. In addition, he led the effort to create an Investors Relations department.

Prior to this appointment, Levín Balcells served as the Deputy Director of Finance and Treasury of Petróleos Mexicanos, where he was in charge of both national and international financing for the implementation of investment projects for Petróleos Mexicanos, as well as the planning and execution of financing programs and development of strategies for derivatives operations.

Levín Balcells graduated with a Bachelor of Arts in Economics from the Instituto Tecnológico Autónomo de México (ITAM). He also received a Master’s degree in Public Policy from Harvard University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Associate Managing Director of Finance

Date: November 17, 2006

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.